UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
25452

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thurston, Springer, Miller, Herd & Titak, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Reynolds	(317 - 581 - 4003)	mreynolds@thurstonspringer.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C
(Name – if individual, state last, first, and middle name)

300 Tri International, Suite #180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thurston, Springer, Miller, Herd & Titak Inc., as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAUREEN DUNCAN
Notary Public, State of Indiana
Resident of Marion County, IN
My Commission Expires: October 16, 2026
Commission Number 0716350

SEAL
NOTARY PUBLIC
INDIANA

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.
D/B/A THURSTON SPRINGER FINANCIAL

CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

JUNE 30, 2025

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.
D/B/A THURSTON SPRINGER FINANCIAL

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Thurston, Springer, Miller, Herd & Titak, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Thurston, Springer, Miller, Herd & Titak, Inc.'s management. Our responsibility is to express an opinion on Thurston, Springer, Miller, Herd & Titak, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thurston, Springer, Miller, Herd & Titak, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Thurston, Springer, Miller, Herd & Titak, Inc.'s auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
September 29, 2025

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.
D/B/A THURSTON SPRINGER FINANCIAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

ASSETS

Cash	$ 4,058,218
Receivable from broker/dealers	995,817
Securities owned, at fair value	1,259
Office furniture, equipment, airplane and leasehold improvements (net of accumulated depreciation and amortization of $1,352,669)	159,002
Right-of-use assets – operating	967,426
Due from related party	3,657,352
Other assets	117,338
TOTAL ASSETS	**$ 9,956,412**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and other liabilities	$ 2,079
Commissions payable	715,346
Deferred Revenue	2,392,619
Other Liabilities	19,580
Lease Liabilities	1,052,958
Total Liabilities	**$ 4,182,582**

SHAREHOLDER'S EQUITY

Common stock, no par value; 22,000 shares authorized,11,842 shares issued and outstanding	$ 168,542
Additional paid-in capital	18,370
Retained earnings	5,586,918
Total Shareholder's Equity	**$ 5,773,830**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 9,956,412**

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.
D/B/A THURSTON SPRINGER FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2025

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc, doing business as Thurston Springer Financial (Thurston) was incorporated in the state of Indiana on September 12, 1980. Thurston is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), Thurston was registered with and the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA) during the fiscal year that this report covers, but subsequently deregistered from these organizations in August 2024. Thurston is a fully-disclosed introducing broker-dealer whose primary source of revenue is derived from commissions and brokerage services. Effective December 2020, Thurston became a wholly-owned subsidiary of Financial Services Holdings, LLC (Parent).

TSMHTA, LLC, a wholly owned subsidiary, provides business transportation to its sole owner, Thurston.

T.S. Phillips, Inc. (TSP), was a broker dealer purchased by Parent in April 2023. At the time, TSP was registered with FINRA and the SEC. In April 2024, FINRA approved a Continuing Membership Application (CMA) filed by Thurston and TSP allowing for TSP to convey all business, operations and clients to Thurston. This CMA allowed all clients of TSP to be transferred to Thurston via a negative consent process. In June 2024, all TSP clients were moved to Thurston, and TSP effectively shut down operations and filed a request to deregister with FINRA and the SEC. The request was subsequently approved in August 2024.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation - The consolidated financial statements include all accounts of Thurston and its wholly-owned subsidiary, TSMHTA, LLC (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in these consolidated financial statements.

Receivables – Receivables from clearing organizations are stated at the amount billed and represents uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from the investment companies and represent amounts due to the Company within 30 days. The Company considers receivables to be fully collectible; accordingly, no allowance for credit loss is required.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (*Continued*)

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Securities Transactions – Securities are recorded at cost on trade date and subsequently measured at fair value. The resulting change in unrealized gains and losses are included in other income on the Statement of Operations. Realized gains and losses are recorded using the average cost method. The Company offers no warranty, guarantees or refunds.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (*Continued*)

In addition, most of the Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. As of June 30th, 2025, the cash balance is $4,058,218, which exceeds the $250,000 FDIC Insured limit by $3,808,218.

Depreciation and Amortization - Depreciation of office furniture and equipment is provided for using the straight-line method over five and seven-year periods. Depreciation of the airplane is over seven years. Leasehold improvements are being amortized over the lesser fifteen-year period, or the lease term.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases - The Company recognizes leases in accordance with ASC 842. Upon adoption of the standard, the Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount, timing, and uncertainty of cash flows arising from leases are included in Note 9.

Interest income - The Company earns interest income from debit and credit balances in client margin accounts held at their clearing broker/dealer.

NOTE 2 - REGULATORY REQUIREMENTS

As a registered broker/dealer and member of FINRA and National Futures Association, Thurston is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2025, Thurston's net capital and required net capital were $1,738,880 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 47.30%.

NOTE 2 - REGULATORY REQUIREMENTS – (*Continued*)

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3 from preparing the Computation for Determination of Reserve Requirements pursuant to subparagraph (k)(2)(ii).

NOTE 3 – OFFICE FURNITURE, EQUIPMENT, AIRPLANE AND LEASEHOLD IMPROVEMENTS

Office furniture, equipment, airplane and leasehold improvements at June 30, 2025, consists of:

Equipment	$	465,730
Furniture and fixtures		409,011
Airplane		578,048
Leasehold improvements		58,882
Total		1,511,671
Less: accumulated depreciation and amortization		1,352,669
Net	$	159,002

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

Thurston's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

In order to facilitate securities transactions, Thurston entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement Thurston forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on Thurston's behalf. In consideration for introducing customers to the Clearing Broker/dealer, Thurston receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between Thurston and Clearing Broker/dealer, Thurston is held responsible for any losses arising when the customers introduced by Thurston to the

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – (*Continued*)

Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. Thurston may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations, and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

As the Company's customer securities activities are transacted on either a cash or margin basis, this would include any unmet margin contract agreements. The Company and Clearing Broker/dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce margin positions when necessary. The margin account balances held by clients of the company at the Clearing Broker/dealer as of June 30, 2025, was $284,584,564.

Thurston's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and Thurston impose rules to minimize this risk.

Under terms of the agreement Thurston is required to maintain a $100,000 deposit with the Clearing Broker/dealer. In addition, Thurston is restricted from entering into another agreement for similar services without prior written consent from Clearing Broker/dealer. Effective May 1, 2023, Thurston received a relationship extension award of $3,700,000 from the Clearing Broker/dealer. The award was netted against the prior agreement's outstanding balance of $234,828. The award is amortized over the life of the agreement ending April 30, 2030. At June 30, 2025, $2,392,619 is recorded in deferred revenue on the Statement of Financial Condition.

NOTE 5 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 5 - FAIR VALUE MEASUREMENT – (*Continued*)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned consist of a restricted foreign bond and is included in securities owned, at fair value on the Statement of Financial Condition. The restricted security is held at the Company's Clearing Broker/dealer and is valued by the financial institution and considered as a Level 2 input.

NOTE 6 - 401(k) PLAN

Thurston has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. Thurston may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Thurston's matching contributions and profit-sharing contributions to the plan for the year ended June 30, 2025, totaled $233,278. This amount is included in compensation and related benefits on the consolidated statement of operations.

NOTE 7 - INCOME TAXES

The Company's Parent files a consolidated tax return. Accordingly, substantially all income taxes are reported by the Parent and are allocated to the Company based on relative income. These taxes totaling $151,053, are reported in other operating expenses on the Statement of Operations.

Thurston accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Thurston is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2022.

NOTE 8 - RELATED PARTY INFORMATION

Thurston is a wholly owned subsidiary of Financial Services Holdings, LLC (Parent) and an affiliate of Thurston Springer Advisors, LLC (TSA) registered investment advisors, Thurston Springer Insurance, LLC (TSI), a general insurance agency and Bristal Lane Group, LLC (BLG) a tax, accounting and consulting company.

Thurston has an expense sharing agreement with the Parent. Substantially all expenses of Thurston are paid by the Parent and are allocated to Thurston. Expenses that directly relate to Thurston are allocated at 100%. These would include expenses that are only for the operation of Thurston including the cost of the annual financial audit, FINRA fees and regulatory expenses. Shared services are allocated based on estimated usage or time spent. Allocated expenses include payroll, rent and general administrative costs. Thurston advances funds to its Parent as needed to pay expenses. At June 30, 2025, the Company has a balance of $3,657,352 due from the Parent.

Thurston collects and remits all investment advisory fees to TSA. Also, Thurston is the lessee for office space, and allocates a portion of expenses to TSA (See Note 9).

NOTE 9 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space with the initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The leases contain renewal options since the Company exercised or it is probable Thurston will exercise, the renewal options, the optional periods are included in determining the lease terms, and associated payments under these renewal options are included in the lease payments. The Company's leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

NOTE 9 - LEASE COMMITMENTS – *(Continued)*

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease terms using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company leases its office space under operating agreements that expire at various dates through September 2029.

The components of lease cost for the year ended June 30, 2025, are as follows:

Operating lease cost	$ 338,056
Less: Allocation to TSA	(157,519)
Net lease cost	$ 180,537

Other information related to the lease at June 30, 2025:

ROU assets obtained in exchange for lease obligation: $85,532

Weighted average remaining lease term:
    Operating leases – 2.6 years

Weighted average discount rate:
    Operating leases – 4.75 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under non-cancelable operating lease as of June 30, 2025, are as follows:

NOTE 9 - LEASE COMMITMENTS – *(Continued)*

Year Ended June 30, 2025	Total
2026	349,684
2027	356,678
2028	363,811
Thereafter	464,315
Total undiscounted lease payments	$1,534,488
Less: Imputed interest	(481,530)
Total lease liability	$1,052,958

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents commission revenue by major source:

Commission Income Trailing:	
12b1 fees	$6,699,562
Variable annuities	1,229,877
	7,929,439
Commission Income Sales Based:	
Variable annuities	1,342,312
Equities	2,924,049
Fixed Income Products	1,503,249
	5,769,610
Other	67,545

Sales based commission revenue – Commissions arising from sales-based securities transactions are recorded on a trade date basis (point in time).

Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Other commission income is made up of commodities, certificates of deposit and mutual fund sales income.

NOTE 11 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations and routine regulatory examinations incidental to its business operations. Management is of the opinion that any claims or examinations, either individually or in aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were available to be issued, noting none.

NOTE 13 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, rebates from the clearing firm and investing for its own account. The Company has identified it's Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 14 - FINANCIAL INSTRUMENTS – CREDIT LOSS

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company estimates expected credit losses on receivables over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts